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                             February 8, 2024

       Huang Fang
       Chief Executive Officer
       Maitong Sunshine Cultural Development Co., Ltd
       Room 202, Gate 6, Building 9, Yayuan
       Anhui Beili, Chaoyang District, Beijing, China

                                                        Re: Maitong Sunshine
Cultural Development Co., Ltd
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 26,
2024
                                                            File No. 333-276152

       Dear Huang Fang:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary, page 8

   1. We note your response to prior comment 3 and reissue it. Please expand your disclosure to include the CAC and any
other governmental agency that is required to approve the
                                                        operation of your
business and offering of the securities being registered to foreign investors with respect
to the consequences to you and your investors if you or your subsidiaries (i) do not
receive or maintain such permissions or approvals, (ii)
                                                        inadvertently conclude
that such permissions or approvals are not required, or (iii)
                                                        applicable laws,
regulations, or interpretations change and you are required to obtain such permissions or
approvals in the future.
 Huang Fang
FirstName LastNameHuang    Fang
Maitong Sunshine Cultural Development Co., Ltd
Comapany8,NameMaitong
February   2024         Sunshine Cultural Development Co., Ltd
February
Page 2 8, 2024 Page 2
FirstName LastName

Risk Factors
Risks Related to Doing Business in China, page 16

2.       We note your response to prior comment 5 and reissue it. Given the
Chinese government   s
         significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the
         Chinese government has or may have on your business or on the value of your securities.
         Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term
            control    (including the terms    controlling,       controlled
by,    and    under common control
         with   ) means    the possession, direct or indirect, of the power to
direct or cause the
         direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Financial Statements, page F-1

3. We see that you have revised various pages within your financial statements in response to prior comment 10, to remove tabulations and amounts that were labeled as pertaining to
         September 30, 2022, nearly a year prior to your formation on September 7, 2023.
         However, you have retained numerous references, in the narratives and columnar
         headings, to    the year ended September 30, 2023    when referring to
or presenting activity
         for the 23 days from the date of your formation to September 30, 2023. If none of the entities that now comprise your consolidated group were in existence prior to September
         7, 2023, as appears to be represented in your disclosures, all references to the year ended
         September 30, 2023 should be replaced with labeling that is consistent with the actual
         applicable period, such as    the period from September 7, 2023 to
September 30, 2023    or
            the 23 days ended September 30, 2023.    Please revise accordingly.
4. We note your response to prior comment 11 regarding the inclusion of more current financial statements in the registration statement, and disclosures on pages F-7 and F-16 indicating your financial statements for the period from September 7, 2023 through
         September 30, 2023 reflect the November 27, 2023 common control merger retrospectively, as of the beginning of the period, following the guidance in FASB ASC
         805-50-45-5. As this guidance is initially applicable when presenting financial statements covering the period that includes the transaction, it appears that you would need to include financial statements covering the quarter ended December 31, 2023 to support the approach taken in preparing financial statements for the earlier period.
 Huang Fang
FirstName LastNameHuang    Fang
Maitong Sunshine Cultural Development Co., Ltd
Comapany8,NameMaitong
February   2024         Sunshine Cultural Development Co., Ltd
February
Page 3 8, 2024 Page 3
FirstName LastName
Report of Independent Registered Public Accounting Firm, page F-2

5. The audit opinion opines on the "period from September 7, 2023 to September, 2023".
         Please have your auditor revise their audit report to include the complete period end date of September 30, 2023.
General

6. We note your response to prior comment 2 and reissue it. The Sample Letters to China-
         Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale, and the acknowledgement of any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term
            control    (including the terms    controlling,       controlled
by,    and    under common control
         with   ) as defined in Securities Act Rule 405 means    the
possession, direct or indirect, of
         the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or
otherwise.    We do not
         believe that your revised disclosure appearing in the Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations conveys the same risk. Please revise to provide the required disclosures.
7. We note your response to prior comment 19 that the "Administrative Measures for the
         Filing of Overseas Securities Offerings" will require you to submit a filing to the CSRC database upon completion of this offering. You also state in your response that at present, the "Trial Administration Measures of Overseas Securities Offerings" do not apply to
         MTSS or Tongzhilian as you are exempt from these measures because the regulation applies only to companies listed or applying for listing on an overseas securities exchange, and when your registration statement is declared effective, you will apply for a trading symbol to permit your common stock to be quoted on the OTC Pink Market, which is not an exchange. However, you disclose on page 8 that "The Trial Administration Measures of Overseas Offering and Listing by Domestic Companies" and the "Trial Administrative
         Measures for the Filing of Overseas Securities Offering and Listing by Domestic
         Companies," which became effective on March 31, 2023, at present require only reporting by the parent of a Chinese operating company that offers securities in the OTC Market.
         Please revise to address these apparent inconsistencies and clarify whether and how the
         Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic
         Companies, or the    Administrative Measures,    and five supporting
guidelines,
 Huang Fang
Maitong Sunshine Cultural Development Co., Ltd
February 8, 2024
Page 4
      promulgated by the CSRC apply to you. Also we note that your references to the Trial
      Administrative Measures are inconsistent and appear duplicative. Please revise accordingly.
       Please contact Joseph Klinko at 202-551-3824 or Yong Kim at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact
Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at 202-551-6548 with any other questions.



                                                         Sincerely,
FirstName LastNameHuang Fang
                                                    Division of Corporation
Finance
Comapany NameMaitong Sunshine Cultural Development Co., Ltd
                                                    Office of Energy &
Transportation
February 8, 2024 Page 4
cc:       Robert Brantl, Esq.
FirstName LastName